082-03818

SUPPL

RECEIVED
2009 MAY -4 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO
HERDEZ.

Abril 22 de 2009.

09046041

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera a que se hace referencia corresponde a las cifras del 1er. trimestre de 2009 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Área Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

dlw 5/5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2009 AND 2008 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**5,519,777**	**100**	**4,738,831**	**100**
s02	**CURRENT ASSETS**	**3,029,321**	**55**	**2,195,396**	**46**
s03	CASH AND SHORT-TERM INVESTMENTS	332,230	6	132,263	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	668,303	12	529,553	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	834,903	15	544,626	11
s06	INVENTORIES	1,079,480	20	902,700	19
s07	OTHER CURRENT ASSETS	114,405	2	86,254	2
s08	**LONG-TERM**	**116,965**	**2**	**80,207**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	116,965	2	80,207	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,443,831**	**26**	**1,482,509**	**31**
s13	LAND AND BUILDINGS	1,035,612	19	984,260	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,391,076	25	1,352,545	29
s15	OTHER EQUIPMENT	648,250	12	664,833	14
s16	ACCUMULATED DEPRECIATION	1,725,780	31	1,609,881	34
s17	CONSTRUCTION IN PROGRESS	94,673	2	90,752	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**914,407**	**17**	**974,427**	**21**
s19	**OTHER ASSETS**	**15,253**	**0**	**6,292**	**0**
s20	**TOTAL LIABILITIES**	**2,254,290**	**100**	**1,782,841**	**100**
s21	**CURRENT LIABILITIES**	**1,269,661**	**56**	**862,771**	**48**
s22	SUPPLIERS	756,059	34	525,425	29
s23	BANK LOANS	303,489	13	155,075	9
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	84,143	4	83,276	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	125,970	6	98,995	6
s27	**LONG-TERM LIABILITIES**	**854,400**	**38**	**797,361**	**45**
s28	BANK LOANS	720,140	32	797,361	45
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	134,260	6	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**130,229**	**6**	**122,709**	**7**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**3,265,487**	**100**	**2,955,990**	**100**
s34	**MINORITY INTEREST**	**702,492**	**22**	**669,292**	**23**
s35	**MAJORITY INTEREST**	**2,562,995**	**78**	**2,286,698**	**77**
s36	**CONTRIBUTED CAPITAL**	**1,182,786**	**36**	**1,182,857**	**40**
s79	CAPITAL STOCK	961,827	29	961,898	33
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	7	220,959	7
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**1,380,209**	**42**	**1,103,841**	**37**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	1,349,274	41	1,111,882	38
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	30,935	1	-8,041	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**332,230**	**100**	**132,263**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	332,230	100	132,263	100
s07	**OTHER CURRENT ASSETS**	**114,405**	**100**	**86,254**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	58,405	51	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	56,000	49	86,254	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**914,407**	**100**	**974,427**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	741,816	81	379,140	39
s51	OTHER	172,591	19	595,287	61
s19	**OTHER ASSETS**	**15,253**	**100**	**6,292**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	6,292	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	15,253	100	0	0
s21	**CURRENT LIABILITIES**	**1,269,661**	**100**	**862,771**	**100**
s52	FOREIGN CURRENCY LIABILITIES	368,975	29	63,924	7
s53	MEXICAN PESOS LIABILITIES	900,686	71	798,847	93
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**125,970**	**100**	**98,995**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,200	3	2,476	3
s68	PROVISIONS	92,805	74	51,511	52
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	29,965	24	45,008	45
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**854,400**	**100**	**797,361**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	854,400	100	797,361	100
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**130,229**	**100**	**122,709**	**100**
s66	DEFERRED TAXES	112,691	87	108,906	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	17,538	13	13,803	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,827**	**100**	**961,898**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,561	45	428,632	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,266	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**1,349,274**	**100**	**1,111,882**	**100**
s93	LEGAL RESERVE	141,861	11	130,507	12
s43	RESERVE FOR REPURCHASE OF SHARES	228,739	17	229,489	21
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	827,566	61	470,589	42
s45	NET INCOME FOR THE YEAR	151,108	11	281,297	25
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**30,935**	**100**	**-8,041**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	30,935	100	-8,041	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,759,660	1,332,625
s73	PENSIONS AND SENIORITY PREMIUMS	30,302	62,817
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	1,543	1,738
s76	WORKERS (*)	2,113	1,689
s77	OUTSTANDING SHARES (*)	428,288,363	428,359,763
s78	REPURCHASED SHARES (*)	3,711,637	3,640,237
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**2,032,196**	**100**	**1,548,595**	**100**
r02	COST OF SALES	1,322,122	65	999,457	65
r03	**GROSS PROFIT**	**710,074**	**35**	**549,138**	**35**
r04	GENERAL EXPENSES	427,154	21	354,562	23
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**282,920**	**14**	**194,576**	**13**
r08	OTHER INCOME AND (EXPENSE), NET	-4,543	0	195,561	13
r06	COMPREHENSIVE FINANCING RESULT	-29,348	-1	-25,679	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	14,447	1	6,189	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**263,476**	**13**	**370,647**	**24**
r10	INCOME TAXES	62,875	3	43,505	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**200,601**	**10**	**327,142**	**21**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**200,601**	**10**	**327,142**	**21**
r19	NET INCOME OF MINORITY INTEREST	49,493	2	45,845	3
r20	**NET INCOME OF MAJORITY INTEREST**	**151,108**	**7**	**281,297**	**18**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**2,032,196**	**100**	**1,548,595**	**100**
r21	DOMESTIC	1,798,718	89	1,375,195	89
r22	FOREIGN	233,478	11	173,400	11
r23	TRANSLATED INTO DOLLARS (***)	16,132	1	16,045	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-4,543**	**100**	**195,561**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-3,663	81	205,176	105
r34	EMPLOYEES PROFIT SHARING EXPENSES	880	-19	9,615	5
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-29,348**	**100**	**-25,679**	**100**
r24	INTEREST EXPENSE	38,690	-132	35,190	-137
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	9,432	-32	6,841	-27
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-90	0	2,670	-10
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**62,875**	**100**	**43,505**	**100**
r32	INCOME TAX	30,912	49	44,689	103
r33	DEFERRED INCOME TAX	31,963	51	-1,184	-3

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	2,346,169	1,739,320
r37	TAX RESULT FOR THE YEAR	110,400	159,604
r38	NET SALES (**)	7,730,775	6,688,752
r39	OPERATING INCOME (**)	951,525	853,050
r40	NET INCOME OF MAJORITY INTEREST (**)	452,321	495,836
r41	NET CONSOLIDATED INCOME (**)	624,126	702,210
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	28,920	26,743

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**2,032,196**	**100**	**1,548,595**	**100**
rt02	COST OF SALES	1,322,122	65	999,457	65
rt03	**GROSS PROFIT**	**710,074**	**35**	**549,138**	**35**
rt04	GENERAL EXPENSES	427,154	21	354,562	23
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**282,920**	**14**	**194,576**	**13**
rt08	OTHER INCOME AND (EXPENSE), NET	-4,543	0	195,561	13
rt06	COMPREHENSIVE FINANCING RESULT	-29,348	-1	-25,679	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	14,447	1	6,189	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**263,476**	**13**	**370,647**	**24**
rt10	INCOME TAXES	62,875	3	43,505	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**200,601**	**10**	**327,142**	**21**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**200,601**	**10**	**327,142**	**21**
rt19	NET INCOME OF MINORITY INTEREST	49,493	2	45,845	3
rt20	**NET INCOME OF MAJORITY INTEREST**	**151,108**	**7**	**281,297**	**18**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**2,032,196**	**100**	**1,548,595**	**100**
rt21	DOMESTIC	1,798,718	89	1,375,195	89
rt22	FOREIGN	233,478	11	173,400	11
rt23	TRANSLATED INTO DOLLARS (***)	16,132	1	16,045	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-4,543**	**100**	**195,561**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-3,663	81	205,176	105
rt34	EMPLOYEES PROFIT SHARING EXPENSES	880	-19	9,615	5
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-29,348**	**100**	**-25,679**	**100**
rt24	INTEREST EXPENSE	38,690	-132	35,190	-137
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	9,432	-32	6,841	-27
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-90	0	2,670	-10
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**62,875**	**100**	**43,505**	**100**
rt32	INCOME TAX	30,912	49	44,689	103
rt33	DEFERRED INCOME TAX	31,963	51	-1,184	-3

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	28,920	26,743

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**0**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**0**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	0
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**0**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**0**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**0**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	0
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**0**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+ (-) OTHER ITEMS	0	0
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**0**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	0
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**0**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**0**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**0**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	263,476	370,647
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	9,310	-181,849
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	38,689	35,190
e05	**CASH FLOW BEFORE INCOME TAX**	311,475	223,988
e06	CASH FLOWPROVIDED OR USED IN OPERATION	166,959	-110,049
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	478,434	113,939
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-13,667	271
e09	**FINANCING ACTIVITIES**	464,767	114,210
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-344,122	-114,202
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	120,645	8
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	6,531
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	211,585	125,724
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	332,230	132,263

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	9,310	-181,849
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	28,920	26,743
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-14,446	-6,189
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-9,432	-6,841
e24	(-)+ OTHER ITEMS	4,268	-195,562
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	38,689	35,190
e25	+ACCRUED INTEREST	38,689	35,190
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	166,959	-110,049
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	161,462	-174,424
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-106,856	-65,068
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	23,909	-50,013
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	160,449	139,245
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-20,404	101,865
e32	+ (-) INCOME TAXES PAID OR RETURNED	-51,601	-61,654
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-13,667	271
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-24,782	-16,538
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	2,238	16,809
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	8,877	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-344,122	-114,202
e45	+BANK FINANCING	-260,511	0
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	-88,669
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-45,000	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-38,611	-25,533
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.06		$	1.16	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.46		$	1.89	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	5.98		$	5.34	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.17	times		2.81	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.31	times		12.96	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	9.87	%	21.13	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	19.11	%	23.76	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.31	%	14.82	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.40	times	1.41	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	5.35	times	4.51	times
p08	INVENTORIES TURNOVER (**)	4.77	times	4.57	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	26	days	27	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.51	%	12.75	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	40.84	%	37.62	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.69	times	0.60	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	16.37	%	3.59	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	59.18	%	53.78	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	7.31	times	5.53	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.43	times	3.75	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.39	times	2.54	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.54	times	1.50	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.34	times	1.23	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	26.17	%	15.33	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Abril 22, 2009.

Señores Consejeros:

El inicio de 2009 se caracterizó por un mayor deterioro en los principales indicadores de actividad económica alrededor del mundo, sin que nuestro país fuese la excepción y particularmente el sector exportador por su alta dependencia del mercado norteamericano.

Sin embargo, gracias a las políticas fiscales y monetarias coordinadas aplicadas en el exterior y aunado al plan contra-cíclico en nuestro país, esperamos una paulatina reducción en el grado de incertidumbre sobre el futuro de la economía.

En este entorno, durante el primer trimestre de 2009 Grupo Herdez logró resultados excelentes.

Las ventas netas alcanzaron $2,032 millones, 31.2% más que el mismo periodo del año anterior destacando prácticamente todas las líneas de productos nacionales. Las ventas en el exterior no registraron el desempeño deseado por la coyuntura económica en Estados Unidos, que afecta directamente a canales de distribución diferentes de autoservicio.

Sin considerar que nuestro Grupo participa en uno de los sectores más estables de la industria ante entornos recesivos, este desempeño se debe a una eficaz política de precios en los últimos doce meses así como en una eficiente ejecución en el piso de venta.

El costo de ventas junto con los gastos generales de operación fueron ligeramente menores que los del año pasado, haciendo que el margen de operación así como el margen EBITDA aumentaran más de un punto porcentual.

Parte de este beneficio obedece a una mayor utilización de la capacidad instalada así como por la obtención de sinergias esperadas en Herdez Del Fuerte.

De esta manera, la utilidad de operación y el EBITDA ascendieron a $283 y $312 millones, lo que equivale a un sólido incremento de 45.4 y 40.9 por ciento, respectivamente.

La utilidad neta en el periodo fue de $151 millones, 7.4 por ciento de las ventas netas, cifra menor que la obtenida durante el primer trimestre de 2008 que incluyó una utilidad no recurrente por la aportación de acciones al constituir Herdez Del Fuerte.

Con relación a la situación financiera de la compañía, durante los primeros tres meses del año, los créditos bancarios menos el efectivo disponible se redujeron en $381 millones, al pasar de $1,072 a $691 millones, es decir 35.5 por ciento menos que la deuda bancaria al 31 de diciembre de 2008.

En 2009, la mayoría de las inversiones en activo fijo se realizaran a través de Herdez Del Fuerte: durante el presente trimestre concluiremos la consolidación de las operaciones atuneras en Chiapas, así como la adquisición de un buque adicional para incrementar el grado de auto-abasto. Más adelante iniciaremos la construcción del centro de distribución en Teoloyucan, Estado de México.

Si bien estamos lejos de una sostenida recuperación económica, confiamos que las

diversas medidas tomadas recientemente en este tema ayudaran a la estabilidad en las variables reales generando un ambiente propicio para restablecer lo que a Grupo Herdez ha fortalecido toda la vida: la confianza.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General

FINANCIAL STATEMENT NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
ALIMENTOS HP, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	6,000	100.00
BARILLA MÉXICO, S.A. DE C.V.	PRODUCCIÓN Y DISTRIBUCIÓN DE PASTAS ALIM	160,000	50.00
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	35,153,858	100.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCAS	25,495,860	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORTACIÓN DE PRODUCTOS ALIMENTICIOS	6,000,000	50.00
INMOBILIARIA ENNA, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	3,234,384	100.00
MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODUCCIÓN DE ALIMENTOS ENVASADOS	550,000,000	50.00
PROMOTORA HERCAL, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	961,000	100.00
QUICOLOR DE MÉXICO, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	6,989,288	100.00
SOCIEDAD DE D.A. HP, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL	42,050,000	100.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	83,281,111	100.00
HERPORT, S.A. DE C.V.	SOCIEDAD NAVIERA	50	50.00
HERDEZ DEL FUERTE, S.A. DE C.V.	TENEDORA DE EMPRESAS PRODUCTORAS	4,600,100	50.00

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
RADE																
IAL BANKS																
COMER	NOT APPLIED	20/12/2005	30/06/2010	9.70	0	18,889	0	0	0	0						
COMER	NOT APPLIED	20/12/2005	30/06/2010	9.70	0	0	4,723	0	0	0						
COMER	NOT APPLIED	28/09/2007	27/09/2010	7.59	0	33,333	0	0	0	0						
COMER	NOT APPLIED	14/11/2006	30/11/2010	7.69	0	25,000	0	0	0	0						
COMER	NOT APPLIED	14/11/2006	30/11/2010	7.69	0	0	18,750	0	0	0						
COMER	NOT APPLIED	24/06/2008	27/09/2010	7.59	0	0	16,667	0	0	0						
COMER	NOT APPLIED	25/03/2009	23/06/2009	11.09	50,000	0	0	0	0	0						
COMER	NOT APPLIED	24/06/2008	03/12/2008	0	0	0	0	0	0	0						
	NOT APPLIED	31/12/2008	04/03/2009	0	0	0	0	0	0	0						
	NOT APPLIED	15/01/2008	17/12/2010	8.05	0	0	220,000	0	0	0						
	NOT APPLIED	18/12/2007	17/12/2010	9.57	0	0	460,000	0	0	0						
	NOT APPLIED	20/03/2009	03/04/2009	10.9	0	40,000	0	0	0	0						
	NOT APPLIED	20/03/2009	03/04/2009	10.9	0	100,000	0	0	0	0						
	NOT APPLIED	22/12/2008	12/01/2009	0	0	0	0	0	0	0						
R	NOT APPLIED	03/12/2008	12/01/2009	0	0	0	0	0	0	0						
	NOT APPLIED				0	0	0	0	0	0						
	NOT APPLIED				0	0	0	0	0	0						
	YES	01/08/2005	31/12/2009	3.11							36,267	0	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
NKS					50,000	217,222	720,140	0	0	0	36,267	0	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

IT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
ED STOCK EXCHANGE																
ED																
VATE PLACEMENTS																
ED																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

T TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
	NOT APPLIED NOT				0	482,340	0	0	0	0	0	273,719	0	0	0	0
OTAL SUPPLIERS					0	482,340	0	0	0	0	0	273,719	0	0	0	0
OANS WITH COST (S103 Y S30)																
RPORATIVSA	NOT APPLIED NOT				0	0	134,260	0	0	0	0	0	0	0	0	0
TOTAL					0	0	134,260	0	0	0	0	0	0	0	0	0
CURRENT LIABILITIES THOUT COST (S26)																
SIVOS	NOT APPLIED				0	67,201					0	58,769				
TOTAL					0	67,201	0	0	0	0	0	58,769	0	0	0	0
TOTAL					50,000	766,763	854,400	0	0	0	36,267	332,488	0	0	0	0

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**22,806**	**328,076**	**2,600**	**37,402**	**365,478**
LIABILITIES POSITION	**25,633**	**368,745**	**16**	**230**	**368,975**
SHORT-TERM LIABILITIES POSITION	25,633	368,745	16	230	368,975
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-2,827**	**-40,669**	**2,584**	**37,172**	**-3,497**

NOTES

EL TIPO DE CAMBIO UTILIZADO FUE DE $14.3855

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr Mayonesas, Mostazas, Mermeladas y	16,145	81.00
Planta SLP El Duque	Fabr Mayonesas, Mostazas, Tés	10,070	65.00
Planta SLP Industrias	Fab Moles, Salsas, Frutas, Jugos	11,949	57.00
Planta SLP Barilla	Fabr de Pastas	11,406	96.00
Planta Chiapas	Enlatado de Atún	1,716	85.00
Centro de Distribución México	Distribución de productos del Grupo	15,911	68.00
Centro de Distribución Chihuah	Distribución de productos del Grupo	2,132	69.00
Centro de Distribución SLP	Distribución de productos del Grupo	36,078	51.00
Centro de Distribución Guadal	Distribución de productos del Grupo	7,990	25.00
Centro de Distribución Mérida	Distribución de productos del Grupo	3,129	58.00
Centro de Distribución Tijuana	Distribución de productos del Grupo	2,858	63.00
Centro de Distribución Monterr	Distribución de productos del Grupo	4,321	56.00
Centro de Distribución Puebla	Distribución de productos del Grupo	7,460	51.00
Centro de Distribución Tepo	Distribución de productos del Grupo	9,717	38.00
Mochis (Santa Rosa)	Producción de tomate	9,240	55.00
Mochis (La Corona)	Vegetales, salsas	6,660	44.00
Revolución	Vegetales y salsas en envase Tetra	3,270	16.00
Mazatlán	Atún	1,875	76.00
Oaxaca	Café	2,016	80.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
FRASCO	COMPAÑÍA VIDRIERA, CRISA LIBBE			0.00
ACEITE DE SOYA	CARGILL DE MÉXICO, RAGASA INDU			0.00
HARINA DE TRIGO	HARINERA SEIS HERMANOS, MUNSA			0.00
LOMO DE ATÚN	UNICORD PUBLIC, ISA VALUE			0.00
ETIQUETA	LITOPLAS			0.00
YEMA DE HUEVO	ALIMENTOS DE LA GRANJA, AVIBEL			0.00
CARTÓN	ARTIGRAF, EMPAQUES DE CARTON T			0.00
BOBINA	TETRAPAK			0.00
CHILES JALAPEÑOS	PRODUCC PROPIA Y MERCADO LIBRE			0
TOMATE FRESCO	PRODUCC PROPIA Y MERCADO LIBRE			0
ENVASES DE CARTÓN	TETRAPAK			0
LATAS	ENVASES DE SINALOA			0
ACEITE DE MAÍZ	CP INGREDIENTES			0
AZÚCAR	CARGILL, COMPAÑÍA PANAMERICANA			0
MAÍZ DULCE	AGUILARES, SPR			0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2009**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	4,942	1,021,708	0	HERDEZ, DOÑA MARÍA,	WALMART, COMERCIAL M
JUGOS, FRUTAS Y POST	774	122,217	0	HERDEZ, DOÑA MARÍA,	WALMART, COMERCIAL M
VEGETALES	1,944	230,042	0	HERDEZ, DEL FUERTE,	WALMART, COMERCIAL M
CARNES Y MARISCOS	580	210,595	0	HERDEZ, NAIR,	WALMART, COMERCIAL M
PASTAS Y SALSAS PARA	2,234	199,032	0	BARILLA, YEMINA, VES	WALMART, COMERCIAL M
VARIOS	30	15,124	0		
FOREIGN SALES					
SALSAS Y ADEREZOS	1,110	233,478	0	HERDEZ, DOÑA MARÍA,	
	0	0	0		
	0	0	0		
	0	0	0		
TOTAL		2,032,196			

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	2,249	343,443	EU, CANADÁ, CENTROAM	HERDEZ, DOÑA MARÍA,	
FOREIGN SUBSIDIARIES					

TOTAL	343,443	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
	0	**0**	**43,200,000**	**385,088,363**	**278,091,872**	**150,196,491**	**43,227**	**385,334**
TOTAL			43,200,000	385,088,363	278,091,872	150,196,491	43,227	385,334

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,288,363

NOTES

DERIVATIVE FINANCIAL INSTRUMENTS

GRUPO
HERDEZ.

April 22, 2009

Dear Board Members:

The beginning of 2009 showed a further deterioration in key indicators of economic activity around the world, and our country was not the exception, particularly the export sector due to its high dependence on the U.S. market.

Nevertheless, thanks to the coordinated fiscal and monetary policies implemented abroad simultaneously with a domestic counter-cyclical plan, we expect a gradual reduction in the degree of uncertainty about the future of the Mexican economy.

In this challenging environment, during the first quarter of 2009 Grupo Herdez achieved excellent results.

Net sales reached $2,032 million pesos, 31.2% more than the same period last year standing out almost all product lines. However, foreign sales did not perform as planned due to the current economic situation in the United States, which directly affected non-retail distribution channels.

Without considering that our Group participates in one of the most stable sectors in the industry against recession, this performance is a consequence of an effective pricing policy in the last twelve months as well as an efficient execution at the point of sales.

Cost of goods sold together with general operating expenses were slightly lower than last year, causing an increase in operating and EBITDA margin of more than one percentage point.

These positive results are partially attributable to a greater capacity utilization, as well as savings achieved from synergies in Herdez Del Fuerte.

As such, operating income and EBITDA rose to $283 and $312 million, equivalent to a solid increase of 45.4 and 40.9 percent, respectively.

Net income for the period reached $151 million, 7.4 percent of net sales, a figure lower than that obtained during the first quarter of 2008 which included a non-recurring item due to the contribution of shares for the creation of Herdez Del Fuerte.

Regarding the financial situation of the company during the first three months of the year, bank debt less available cash decreased $381 million, from $1,072 to $691 million, representing 35.5 percent less than bank debt as of December 31, 2008.

In 2009, nearly all CAPEX expenditures will be carried out by Herdez Del Fuerte: during the current quarter we will conclude the consolidation of tuna operations in Chiapas, as well as the acquisition of an additional vessel to increase our tuna own supply. Later on we will start building a distribution center in Teoloyucan, Estado de México.

Even though we are far from a sustained economic recovery, we are confident that the various measures being taken in this matter will help achieve stability in real variables, generating a favorable environment to restore what has strengthened Grupo Herdez in all its lifetime: *Trust.*

Sincerely,

Héctor Hernández-Pons Torres
President and Chief Executive Officer

RECEIVED
2009 MAY -4 A 7:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GRUPO
HERDEZ.

Abril 27 de 2009.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera a que se hace referencia corresponde a las cifras dictaminadas del 4to. trimestre de 2008 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Área Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO DECEMBER 31 OF 2008 AND 2007 **CONSOLIDATED**

AUDITED INFORMATION (Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**5,470,892**	**100**	**4,628,272**	**100**
s02	**CURRENT ASSETS**	**2,939,175**	**54**	**2,309,308**	**50**
s03	CASH AND SHORT-TERM INVESTMENTS	211,585	4	125,724	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	772,744	14	931,748	20
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	890,059	16	253,875	5
s06	INVENTORIES	972,624	18	930,826	20
s07	OTHER CURRENT ASSETS	92,163	2	67,135	1
s08	**LONG-TERM**	**124,987**	**2**	**92,700**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	124,987	2	92,700	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,453,419**	**27**	**1,823,532**	**39**
s13	LAND AND BUILDINGS	1,038,751	19	988,416	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,392,344	25	1,793,401	39
s15	OTHER EQUIPMENT	657,691	12	250,101	5
s16	ACCUMULATED DEPRECIATION	1,716,165	31	1,293,565	28
s17	CONSTRUCTION IN PROGRESS	80,798	1	85,179	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**936,365**	**17**	**364,305**	**8**
s19	**OTHER ASSETS**	**16,946**	**0**	**38,427**	**1**
s20	**TOTAL LIABILITIES**	**2,361,439**	**100**	**2,003,927**	**100**
s21	**CURRENT LIABILITIES**	**1,390,838**	**59**	**1,073,115**	**54**
s22	SUPPLIERS	595,609	25	470,787	23
s23	BANK LOANS	544,695	23	318,251	16
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	100,304	4	116,349	6
s26	OTHER CURRENT LIABILITIES WITHOUT COST	150,230	6	167,728	8
s27	**LONG-TERM LIABILITIES**	**873,705**	**37**	**668,333**	**33**
s28	BANK LOANS	739,445	31	668,333	33
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	134,260	6	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**96,896**	**4**	**262,479**	**13**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**3,109,453**	**100**	**2,624,345**	**100**
s34	**MINORITY INTEREST**	**702,038**	**23**	**610,697**	**23**
s35	**MAJORITY INTEREST**	**2,407,415**	**77**	**2,013,648**	**77**
s36	**CONTRIBUTED CAPITAL**	**1,182,856**	**38**	**1,182,871**	**45**
s79	CAPITAL STOCK	961,897	31	961,912	37
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	7	220,959	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**1,224,559**	**39**	**830,777**	**32**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	1,198,899	39	830,777	32
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	25,660	1	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**211,585**	**100**	**125,724**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	211,585	100	125,724	100
s07	**OTHER CURRENT ASSETS**	**92,163**	**100**	**67,135**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	36,464	40	34,431	51
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	55,699	60	32,704	49
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**936,365**	**100**	**364,305**	**100**
s48	DEFERRED EXPENSES (NET)	173,049	18	271,231	74
s49	GOODWILL	763,316	82	93,074	26
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**16,946**	**100**	**38,427**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	21,297	55
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	16,946	100	17,130	45
s21	**CURRENT LIABILITIES**	**1,390,838**	**100**	**1,073,115**	**100**
s52	FOREIGN CURRENCY LIABILITIES	317,233	23	101,987	10
s53	MEXICAN PESOS LIABILITIES	1,073,605	77	971,128	90
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**150,230**	**100**	**167,728**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	10,202	7	5,416	3
s68	PROVISIONS	101,061	67	78,301	47
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	38,967	26	84,011	50
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**873,705**	**100**	**668,333**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	873,705	100	668,333	100
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**96,896**	**100**	**262,479**	**100**
s66	DEFERRED TAXES	81,472	84	211,724	81
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	15,424	16	50,755	19
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,897**	**100**	**961,912**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,631	45	428,646	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,266	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**

QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**1,198,899**	**100**	**830,777**	**100**
s93	LEGAL RESERVE	141,861	12	130,506	16
s43	RESERVE FOR REPURCHASE OF SHARES	229,472	19	229,681	28
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	245,056	20	165,464	20
s45	NET INCOME FOR THE YEAR	582,510	49	305,126	37
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**25,660**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	25,660	100	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,548,337	1,236,193
s73	PENSIONS AND SENIORITY PREMIUMS	31,892	66,564
s74	EXECUTIVES (*)	10	16
s75	EMPLOYEES (*)	1,549	2,560
s76	WORKERS (*)	1,735	2,317
s77	OUTSTANDING SHARES (*)	428,358,363	428,373,763
s78	REPURCHASED SHARES (*)	3,641,637	3,626,237
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

AUDITED INFORMATION (Thousand Pesos) **Final Printing**

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**7,247,174**	**100**	**6,470,085**	**100**
r02	COST OF SALES	4,823,403	67	4,129,408	64
r03	**GROSS PROFIT**	**2,423,771**	**33**	**2,340,677**	**36**
r04	GENERAL EXPENSES	1,560,590	22	1,455,593	22
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**863,181**	**12**	**885,084**	**14**
r08	OTHER INCOME AND (EXPENSE), NET	157,526	2	-3,670	0
r06	COMPREHENSIVE FINANCING RESULT	-113,456	-2	-95,948	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	24,175	0	18,481	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**931,426**	**13**	**803,947**	**12**
r10	INCOME TAXES	177,917	2	181,934	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**753,509**	**10**	**622,013**	**10**
r14	DISCONTINUED OPERATIONS	-2,842	0	-105,109	-2
r18	**NET CONSOLIDATED INCOME**	**750,667**	**10**	**516,904**	**8**
r19	NET INCOME OF MINORITY INTEREST	168,157	2	211,778	3
r20	**NET INCOME OF MAJORITY INTEREST**	**582,510**	**8**	**305,126**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**7,247,174**	**100**	**6,470,085**	**100**
r21	DOMESTIC	6,503,079	90	6,017,925	93
r22	FOREIGN	744,095	10	452,160	7
r23	TRANSLATED INTO DOLLARS (***)	67,507	1	40,814	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**157,526**	**100**	**-3,670**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	162,570	103	9,448	-257
r34	EMPLOYEES PROFIT SHARING EXPENSES	5,044	3	13,118	-357
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-113,456**	**100**	**-95,948**	**100**
r24	INTEREST EXPENSE	152,059	-134	126,443	-132
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	32,749	-29	7,719	-8
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	5,854	-5	1,486	-2
r28	RESULT FROM MONETARY POSITION	0	0	21,290	-22
r10	**INCOME TAXES**	**177,917**	**100**	**181,934**	**100**
r32	INCOME TAX	199,085	112	181,847	100
r33	DEFERRED INCOME TAX	-21,168	-12	87	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	8,305,275	8,231,881
r37	TAX RESULT FOR THE YEAR	711,018	649,454
r38	NET SALES (**)	7,247,174	6,470,085
r39	OPERATING INCOME (**)	863,181	885,084
r40	NET INCOME OF MAJORITY INTEREST (**)	582,510	305,126
r41	NET CONSOLIDATED INCOME (**)	750,667	516,904
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	113,754	118,921

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM OCTOBER1 TO DECEMBER 31 OF 2008

AUDITED INFORMATION (Thousand Pesos) **Final Printing**

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**2,203,881**	**100**	**1,863,165**	**100**
rt02	COST OF SALES	1,557,215	71	1,240,293	67
rt03	**GROSS PROFIT**	**646,666**	**29**	**622,872**	**33**
rt04	GENERAL EXPENSES	429,486	19	365,195	20
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**217,180**	**10**	**257,677**	**14**
rt08	OTHER INCOME AND (EXPENSE), NET	-7,232	0	2,534	0
rt06	COMPREHENSIVE FINANCING RESULT	-35,388	-2	-26,876	-1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-1,314	0	6,570	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**173,246**	**8**	**239,905**	**13**
rt10	INCOME TAXES	36,856	2	45,354	2
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**136,390**	**6**	**194,551**	**10**
rt14	DISCONTINUED OPERATIONS	-2,842	0	-57,316	-3
rt18	**NET CONSOLIDATED INCOME**	**133,548**	**6**	**137,235**	**7**
rt19	NET INCOME OF MINORITY INTEREST	24,143	1	56,888	3
rt20	**NET INCOME OF MAJORITY INTEREST**	**109,405**	**5**	**80,347**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**2,203,881**	**100**	**1,863,165**	**100**
rt21	DOMESTIC	2,004,354	91	1,734,556	93
rt22	FOREIGN	199,527	9	128,609	7
rt23	TRANSLATED INTO DOLLARS (***)	15,081	1	11,792	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-7,232**	**100**	**2,534**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-6,680	92	6,037	238
rt34	EMPLOYEES PROFIT SHARING EXPENSES	552	-8	3,503	138
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-35,388**	**100**	**-26,876**	**100**
rt24	INTEREST EXPENSE	42,970	-121	37,792	-141
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,427	-24	2,749	-10
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-845	2	-520	2
rt28	RESULT FROM MONETARY POSITION	0	0	8,687	-32
rt10	**INCOME TAXES**	**36,856**	**100**	**45,354**	**100**
rt32	INCOME TAX	44,725	121	21,669	48
rt33	DEFERRED INCOME TAX	-7,869	-21	23,685	52

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	30,044	24,378

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**516,904**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	163,476
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**680,380**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-86,611
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**593,769**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-163,146
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-357,185
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-520,331**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-20,958**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	52,480
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	73,244
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**125,724**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**163,476**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	118,921
c41	+ (-) OTHER ITEMS	0	44,555
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-86,611**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	2,692
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-129,689
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	22,232
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	25,260
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-7,106
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-163,146**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-163,146
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-357,185**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-361,494
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	4,309
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-20,958**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	22,437
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-29,476
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-13,919
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

AUDITED INFORMATION (Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	931,427	803,947
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	-133,036	65,005
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	152,059	126,443
e05	**CASH FLOW BEFORE INCOME TAX**	950,450	995,395
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-709,245	-277,461
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	241,205	717,934
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-66,603	-28,602
e09	**FINANCING ACTIVITIES**	174,602	689,332
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-88,741	-636,852
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	85,861	52,480
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	125,724	73,244
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	211,585	125,724

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION (Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	-133,036	65,005
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	113,754	118,921
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	5,472	14,357
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-24,175	-18,481
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-32,749	-7,719
e24	(-)+ OTHER ITEMS	-195,338	-42,073
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	152,059	126,443
e25	+ACCRUED INTEREST	152,059	126,443
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-709,245	-277,461
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-762,047	3,698
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-134,993	-129,689
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	24,833	22,232
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	209,430	25,260
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	154,997	-17,028
e32	+ (-) INCOME TAXES PAID OR RETURNED	-201,465	-181,934
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-66,603	-28,602
e33	-PERMANENT INVESTMENT IN SHARES	-44,000	22,437
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-101,618	-133,795
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	47,576	76,043
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	31,439	6,713
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-88,741	-636,852
e45	+BANK FINANCING	377,295	0
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	-163,146
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-324,179	-361,494
e53	+PREMIUM ON ISSUANCE OF SHARES	0	4,309
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-141,857	-116,521
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL						
	CAPITAL STOCK	PREMIUM ON ISSUANCE OF SHARES	ACCUMULATED (LOSSES) EARNINGS OR		ACCUMULATED COMPREHENSIVE RESULT		MAJORITY INTEREST	MINORITY INVESTMENT	STOCKHOLDERS EQUITY
			RESERVES	EARNINGS (LOSSES) TO APPLY	RECLASSIFICATION INITIAL	OTHER COMPREHENSIVE RESULT			
BALANCE AT 31 DECEMBER OF 2006	**961,643**	**220,959**	**0**	**3,284,048**	**-2,550,282**	**0**	**1,916,368**	**666,091**	**2,582,459**
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	-110,494	0	0	-110,494	-251,000	-361,494
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	269	0	0	4,040	0	0	4,309	0	4,309
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	0	305,126	-101,661	0	203,465	195,606	399,071
BALANCE AT 31 DECEMBER OF 2007	**961,912**	**220,959**	**0**	**3,482,720**	**-2,651,943**	**0**	**2,013,648**	**610,697**	**2,624,345**
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	-2,651,943	2,651,943	0	0	0	0
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	-214,179	0	0	-214,179	-110,000	-324,179
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	-15	0	0	-209	0	0	-224	0	-224
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	11,711	11,711
COMPREHENSIVE INCOME (*)	0	0	0	582,510	0	25,660	608,170	189,630	797,800
BALANCE AT 31 DECEMBER OF 2008	**961,897**	**220,959**	**0**	**1,198,899**	**0**	**25,660**	**2,407,415**	**702,038**	**3,109,453**

(*) INCLUDES EARNED AND RECYCLED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.36		$	0.71	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.76		$	1.45	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.25	
d08	CARRYNG VALUE PER SHARE	$	5.62		$	4.70	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.50		$	0.26	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.22	times		3.40	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		9.19	times		22.46	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	10.36	%	7.99	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	24.14	%	19.70	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.72	%	11.17	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	106.24	%	104.71	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	4.12	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.32	times	1.40	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	4.99	times	3.55	times
p08	INVENTORIES TURNOVER (**)	4.96	times	4.44	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	45	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.37	%	11.45	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.16	%	43.30	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.76	times	0.76	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	13.43	%	5.09	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	60.11	%	36.65	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	5.68	times	7.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.07	times	3.23	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.11	times	2.15	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.41	times	1.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.24	times	1.15	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	15.21	%	11.72	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

February 26, 2009.

Dear Members of the Board:

With no doubt 2008 was a year filled with economic challenges and unprecedented volatility in the financial system globally. The volatility in the price of inputs and the real variables of the economy was present throughout the year and increased uncertainty about future global economic performance.

In this challenging situation, Grupo Herdez achieved outstanding results due to the strength of our brands, the capitalization of synergies in Herdez Del Fuerte, and a prudent financial and operational administration.

During the fourth quarter of 2008, Grupo Herdez's sales totaled $2.2 billion, increasing 18.3 percent versus the previous year, standing out the domestic sales of: mayonnaise, tomato puree, tuna, mole sauces, ketchup and homemade sauces, among others.

The company recorded a charge of $ 49.4 million in the cost of sales as a result of the loss in financial instruments to cover the cost of raw materials, corresponding to the open positions held at December 31, 2008. Due to this, the gross profit only increased 3.8 percent.

Derived from this item, operating income and EBITDA decreased 15.7 and 12.3 percent respectively. Net income for the period October-December 2008 totaled $109.4 million, 36.2% more than the amount recorded in 2007 which included a charge for discontinued operations.

In 2008, the Company's sales amounted $7,247.2 million, 12% higher than the sales recorded in 2007 - a new record --

The cost of sales was affected by pressure on raw materials' prices throughout the year, as well as by the strengthening of the U.S. dollar over recent months, resulting in a gross profit increase of only 3.5 percent.

Operating income decreased slightly, from $885.1 to $863.2 million, while EBITDA fell 2.7 percent to $976.9 million. Both figures were affected by the detriment in the commodities hedging instruments position mentioned earlier.

From the second half of the year, non-recurring expenses related to the Herdez Del Fuerte integration were offset by the recognition of an extraordinary gain derived from the contribution of the shares of several companies to the creation of the mentioned joint venture. The sum of these items resulted in a $157.5 million benefit, favoring annual net income, which reached $582.5 million, 8.0% of net sales and 91 percent higher than that recorded in 2007.

Regarding the financial situation of the Company, bank loans less cash available at December 31, 2008 was $1,072.5 million, $51 million less than the balance at September 30, and slightly higher than the EBITDA for the year.

Over 95% of bank debt is denominated in pesos and more than 60% has maturities of more than 18 months. The Group has enough credit lines to meet its financial needs for the coming years.

It is particularly important to mention that the return to shareholders, without considering the non-recurring gains, was 19.2% compared to 15.5% in 2007. For its part, the return on capital employed before taxes decreased from 24.1 to 21.6% due to a greater use of capital.

Of the three targets settled in 2008: the successful integration of Herdez Del Fuerte, efficient risk management in commodities and an effective pricing policy, I can say that we met the three objectives satisfactorily.

In this current year, we will continue with the operational integration of Herdez Del Fuerte, concentrating our efforts on increasing the efficiency of the supply chain to maintain the continuous improvement of service levels and reduce working capital requirements.

At the same time we will initiate the construction of a new, modern distribution center in the State of Mexico.

In 2009, capital investment in the companies of the Group will amount over $600 million.

Despite the adverse economic environment, we see the future with optimism, looking for opportunities to capitalize on our consumers' preference, the trust of our customers and the talent of our people.

Sincerely,
Hector Hernandez-Pons Torres
President and CEO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
ALIMENTOS HP, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	6,000	100.00
BARILLA MÉXICO, S.A. DE C.V.	PRODUCCIÓN Y DISTRIBUCIÓN DE PASTAS ALIM	160,000	50.00
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	35,153,858	100.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCAS	25,495,860	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORTACIÓN DE PRODUCTOS ALIMENTICIOS	6,000,000	50.00
INMOBILIARIA ENNA, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	3,234,384	100.00
MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODUCCIÓN DE ALIMENTOS ENVASADOS	550,000,000	50.00
PROMOTORA HERCAL, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	961,000	100.00
QUICOLOR DE MÉXICO, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	6,989,288	100.00
SOCIEDAD DE D.A. HP, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL	42,050,000	100.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	83,281,111	100.00
HERPORT, S.A. DE C.V.	SOCIEDAD NAVIERA	50	50.00
HERDEZ DEL FUERTE, S.A. DE C.V.	TENEDORA DE EMPRESAS PRODUCTORAS	4,600,100	50.00

MEXICAN STOCK EXCHANGE

ΞXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

Ↄ INFORMATION

TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
RADE																
AL BANKS																
꞉OMER	NOT APPLIED	20/12/2005	30/06/2010	9.70		18,889	0	0	0	0						
꞉OMER	NOT APPLIED	20/12/2005	30/06/2010	9.70		0	9,445	0	0	0						
꞉OMER	NOT APPLIED	28/09/2007	27/09/2010	9.29		33,333	0	0	0	0						
꞉OMER	NOT APPLIED	14/11/2006	30/11/2010	9.29		0	25,000	0	0	0						
꞉OMER	NOT APPLIED	14/11/2006	30/11/2010	9.39		0	25,000	0	0	0						
꞉OMER	NOT APPLIED	24/06/2008	31/05/2009	9.39		25,000	0	0	0	0						
꞉OMER	NOT APPLIED	27/05/2008	25/11/2008	9.17		0	0	0	0	0						
꞉OMER	NOT APPLIED	24/06/2008	03/12/2008	9.25		0	0	0	0	0						
	NOT APPLIED	31/12/2008	04/03/2009	12.25		120,000	0	0	0	0						
	NOT APPLIED	15/01/2008	17/12/2010	9.59		0	220,000	0	0	0						
	NOT APPLIED	18/12/2007	17/12/2010	9.57		0	460,000	0	0	0						
	NOT APPLIED	25/11/2008	19/01/2009	11.90		40,000	0	0	0	0						
	NOT APPLIED	20/11/2008	19/01/2009	11.90		100,000	0	0	0	0						
	NOT APPLIED	22/12/2008	12/01/2009	12.80		50,000	0	0	0	0						
R	NOT APPLIED	03/12/2008	12/01/2009	12.80		100,000	0	0	0	0						
	NOT APPLIED					0	0	0	0	0						
	NOT APPLIED					0	0	0	0	0						
	YES	01/08/2005	30/06/2009	3.67								57,473	0	0	0	0
	NOT											0	0	0	0	0
	NOT											0	0	0	0	0
IKS					0	487,222	739,445	0	0	0	0	57,473	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

) INFORMATION

T TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATIO N DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
D STOCK EXCHANGE																
D																
VATE PLACEMENTS																
D																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

D INFORMATION

IT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
	NOT APPLIED					388,759	0	0	0	0						
	NOT											206,850	0	0	0	0
OTAL SUPPLIERS					0	388,759	0	0	0	0	0	206,850	0	0	0	0
OANS WITH COST (S103 Y S30)																
RPORATIVSA	NOT APPLIED					0	134,260	0	0	0						
	NOT											0	0	0	0	0
TOTAL					0	0	134,260	0	0	0	0	0	0	0	0	0
CURRENT LIABILITIES THOUT COST (S26)																
	NOT APPLIED					97,329										
SIVOS												52,901				
TOTAL					0	97,329	0	0	0	0	0	52,901	0	0	0	0
TOTAL					0	973,310	873,705	0	0	0	0	317,224	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**10,444**	**143,854**	**2,499**	**34,421**	**178,275**
LIABILITIES POSITION	**22,994**	**316,710**	**38**	**523**	**317,233**
SHORT-TERM LIABILITIES POSITION	22,994	316,710	38	523	317,233
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-12,550**	**-172,856**	**2,461**	**33,898**	**-138,958**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA RELACIÓN PESO DOLAR FUE DE $13.77

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr Mayonesas, Mostazas, Mermeladas y	16,145	81.00
Planta SLP El Duque	Fabr Mayonesas, Mostazas, Tés	10,070	65.00
Planta SLP Industrias	Fab Moles, Salsas, Frutas, Jugos	11,949	57.00
Planta SLP Barilla	Fabr de Pastas	11,406	96.00
Planta Chiapas	Enlatado de Atún	1,716	85.00
Centro de Distribución México	Distribución de productos del Grupo	15,911	68.00
Centro de Distribución Chihuah	Distribución de productos del Grupo	2,132	69.00
Centro de Distribución SLP	Distribución de productos del Grupo	36,078	51.00
Centro de Distribución Guadal	Distribución de productos del Grupo	7,990	25.00
Centro de Distribución Mérida	Distribución de productos del Grupo	3,129	58.00
Centro de Distribución Tijuana	Distribución de productos del Grupo	2,858	63.00
Centro de Distribución Monterr	Distribución de productos del Grupo	4,321	56.00
Centro de Distribución Puebla	Distribución de productos del Grupo	7,460	51.00
Centro de Distribución Tepo	Distribución de productos del Grupo	9,717	38.00
Mochis (Santa Rosa)	Producción de tomate	9,240	55.00
Mochis (La Corona)	Vegetales, salsas	6,660	44.00
Revolución	Vegetales y salsas en envase Tetra	3,270	16.00
Mazatlán	Atún	1,875	76.00
Oaxaca	Café	2,016	80.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
FRASCO	COMPAÑÍA VIDRIERA, CRISA LIBBE			0.00
ACEITE DE SOYA	CARGILL DE MÉXICO, RAGASA INDU			0.00
HARINA DE TRIGO	HARINERA SEIS HERMANOS, MUNSA			0.00
LOMO DE ATÚN	UNICORD PUBLIC, ISA VALUE			0.00
ETIQUETA	LITOPLAS			0.00
YEMA DE HUEVO	ALIMENTOS DE LA GRANJA, AVIBEL			0.00
CARTÓN	ARTIGRAF, EMPAQUES DE CARTON T			0.00
BOBINA	TETRAPAK			0.00
CHILES JALAPEÑOS	PRODUCC PROPIA Y MERCADO LIBRE			0
TOMATE FRESCO	PRODUCC PROPIA Y MERCADO LIBRE			0
ENVASES DE CARTÓN	TETRAPAK			0
LATAS	ENVASES DE SINALOA			0
ACEITE DE MAÍZ	CP INGREDIENTES			0
AZÚCAR	CARGILL, COMPAÑÍA PANAMERICANA			0
MAÍZ DULCE	AGUILARES, SPR			0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	18,766	3,608,385	0	HERDEZ, DOÑA MARÍA,	WALMART, COMERCIAL M
JUGOS, FRUTAS Y POST	3,081	485,885	0	HERDEZ, DOÑA MARÍA,	WALMART, COMERCIAL M
VEGETALES	7,277	865,264	0	HERDEZ, DEL FUERTE,	WALMART, COMERCIAL M
CARNES Y MARISCOS	1,911	636,824	0	HERDEZ, NAIR,	WALMART, COMERCIAL M
PASTAS Y SALSAS PARA	10,716	846,186	0	BARILLA, YEMINA, VES	WALMART, COMERCIAL M
VARIOS	159	60,535	0		
FOREIGN SALES					
SALSAS Y ADEREZOS	4,591	744,095	0	HERDEZ, DOÑA MARÍA,	
	0	0	0		
	0	0	0		
	0	0	0		
TOTAL		7,247,174			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	2,249	343,443	EU, CANADÁ, CENTROAM	HERDEZ, DOÑA MARÍA,	
FOREIGN SUBSIDIARIES					

TOTAL	343,443	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
	0	**0**	**43,200,000**	**385,158,363**	**278,091,872**	**150,266,491**	**43,227**	**385,404**
TOTAL			43,200,000	385,158,363	278,091,872	150,266,491	43,227	385,404

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,358,363

NOTES

GRUPO
HERDEZ.

February 26, 2009.

Dear Members of the Board:

With no doubt 2008 was a year filled with economic challenges and unprecedented volatility in the financial system globally. The volatility in the price of inputs and the real variables of the economy was present throughout the year and increased uncertainty about future global economic performance.

In this challenging situation, Grupo Herdez achieved outstanding results due to the strength of our brands, the capitalization of synergies in Herdez Del Fuerte, and a prudent financial and operational administration.

During the fourth quarter of 2008, Grupo Herdez's sales totaled $2.2 billion, increasing 18.3 percent versus the previous year, standing out the domestic sales of: mayonnaise, tomato puree, tuna, mole sauces, ketchup and homemade sauces, among others.

The company recorded a charge of $ 49.4 million in the cost of sales as a result of the loss in financial instruments to cover the cost of raw materials, corresponding to the open positions held at December 31, 2008. Due to this, the gross profit only increased 3.8 percent.

Derived from this item, operating income and EBITDA decreased 15.7 and 12.3 percent respectively. Net income for the period October-December 2008 totaled $109.4 million, 36.2% more than the amount recorded in 2007 which included a charge for discontinued operations.

In 2008, the Company's sales amounted $7,247.2 million, 12% higher than the sales recorded in 2007 - a new record --

The cost of sales was affected by pressure on raw materials' prices throughout the year, as well as by the strengthening of the U.S. dollar over recent months, resulting in a gross profit increase of only 3.5 percent.

Operating income decreased slightly, from $885.1 to $863.2 million, while EBITDA fell 2.7 percent to $976.9 million. Both figures were affected by the detriment in the commodities hedging instruments position mentioned earlier.

From the second half of the year, non-recurring expenses related to the Herdez Del Fuerte integration were offset by the recognition of an extraordinary gain derived from the contribution of the shares of several companies to the creation of the mentioned joint venture. The sum of these items resulted in a $157.5 million benefit, favoring annual net income, which reached $582.5 million, 8.0% of net sales and 91 percent higher than that recorded in 2007.

Regarding the financial situation of the Company, bank loans less cash available at December 31, 2008 was $1,072.5 million, $51 million less than the balance at September 30, and slightly higher than the EBITDA for the year.

Over 95% of bank debt is denominated in pesos and more than 60% has maturities of more than 18 months. The Group has enough credit lines to meet its financial needs for the coming years.

It is particularly important to mention that the return to shareholders, without considering the non-recurring gains, was 19.2% compared to 15.5% in 2007. For its part, the return on capital employed before taxes decreased from 24.1 to 21.6% due to a greater use of capital.

Of the three targets settled in 2008: the successful integration of Herdez Del Fuerte, efficient risk management in commodities and an effective pricing policy, I can say that we met the three objectives satisfactorily.

In this current year, we will continue with the operational integration of Herdez Del Fuerte, concentrating our efforts on increasing the efficiency of the supply chain to maintain the continuous improvement of service levels and reduce working capital requirements.

At the same time we will initiate the construction of a new, modern distribution center in the State of Mexico.

In 2009, capital investment in the companies of the Group will amount over $600 million.

Despite the adverse economic environment, we see the future with optimism, looking for opportunities to capitalize on our consumers' preference, the trust of our customers and the talent of our people.

Sincerely,
Hector Hernandez-Pons Torres
President and CEO